Exhibit 99.1

 Therapix Biosciences Ltd. Announces Closing of U.S. Initial Public Offering of American Depositary Shares

2,000,000 American Depository Shares Priced at $6.00 per ADS

Tel-Aviv, Israel, March 27, 2017 – Therapix Biosciences Ltd. (NASDAQ: TRPX, TASE: THXBY), a specialty clinical-stage pharmaceutical company specializing in the development of cannabinoid-based drugs, today announced the closing of its public offering in the United States of 2,000,000 American Depository Shares (ADSs), each ADS representing 40 ordinary shares of the Company, at a price of $6.00 per ADS. In addition, Therapix has granted the underwriters a 45-day over-allotment option to purchase up to 300,000 additional ADSs at the public offering price. The gross proceeds to Therapix from this offering were $12,000,000, prior to deducting underwriting discounts and offering expenses.

Therapix plans to use the net proceeds from this offering to advance the formulation and clinical development efforts for its two lead product candidates, including Phase II clinical trials, and for working capital and other general corporate purposes.

Therapix’s ADSs are traded on the NASDAQ Capital Market under the symbol TRPX.

Laidlaw & Company (UK) Ltd. is acting as sole book running manager for the offering.

The final prospectus relating to this offering was filed with the Securities and Exchange Commission (SEC) on March 22, 2017. The offering was made only by means of a prospectus. Copies of the prospectus relating to the offering may be obtained by contacting Laidlaw & Company (UK) Ltd., 546 5th Avenue, New York, New York 10036, telephone 212-953-4917, email: syndicate@laidlawltd.com. Investors may also obtain these documents at no cost by visiting the SEC’s website at http://www.sec.gov. Before you invest, you should read the prospectus and other documents the Company has filed or will file with the SEC for more complete information about the Company and the offering.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy the securities, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

About Therapix Biosciences Ltd.

Therapix Biosciences Ltd. is a specialty clinical-stage pharmaceutical company led by an experienced team of senior executives and scientists, focused on creating and enhancing a portfolio of technologies and assets based on cannabinoid pharmaceuticals. With this focus, the company has initiated two internal drug development programs based on repurposing a U.S. Food and Drug Administration, or FDA, approved synthetic cannabinoid (dronabinol): Joint Pharma developing THX-TS01 targeted to the treatment of Tourette Syndrome, and BrainBright Pharma developing THX-ULD01 targeted to the high value and under-served market of mild cognitive impairments.

Forward-Looking Statements

This press release contains forward-looking statements about the Company’s expectations, beliefs and intentions. Forward-looking statements can be identified by the use of forward-looking words such as “believe”, “expect”, “intend”, “plan”, “may”, “should”, “could”, “might”, “seek”, “target”, “will”, “project”, “forecast”, “continue” or “anticipate” or their negatives or variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical matters. For example, forward-looking statements are used in this press release when we discuss the use of proceeds, the description of our technology and its proposed uses. These forward-looking statements involve certain risks and uncertainties, including, among others, risks impacting the ability of the Company to complete any public offering of its securities because of general market conditions or other factors and risks that could cause the Company’s results to differ materially from those expected by Company management or otherwise described in or implied by the statements in this press release. Any forward-looking statement in this press release speaks only as of the date of this press release. The Company undertakes no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by any applicable securities laws. More detailed information about the risks and uncertainties affecting the Company is contained under the heading “Risk Factors” in Therapix Biosciences Ltd.’s prospectus filed with the SEC on March 22, 2017, which is available on the SEC’s website, http://www.sec.gov.

Contact:

Goldfinger communication, Irit Radia, irit@goldfingercom.com, 972-54-6699311